UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: June 5, 2026	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

BLADEX ANNOUNCES AN AMENDMENT TO ARTICLE 1 OF ITS ARTICLES OF INCORPORATION

Panama City, Republic of Panama, June 5, 2026 - Bladex (NYSE: BLX) announced today that the amendment to Article 1 of the Bank’s Articles of Incorporation approved by shareholders at the annual shareholders’ meeting that took place on April 21, 2026, has come into effect. The amendment, effective June 4, 2026, reflects a change in the Bank’s name from “Banco Latinoamericano de Comercio Exterior, S.A.” in Spanish and “Foreign Trade Bank of Latin America, Inc.” in English to “Bladex, Inc.”. The Bank will continue to use the name “Bladex” to identify itself for branding, marketing and other purposes.

The change in corporate name reflects the institutional evolution of a bank with more than four decades of experience serving Latin American foreign trade. Since its founding, Bladex has played a fundamental role as a financial bridge between Latin America and the Caribbean and the global capital markets, facilitating trade flows and strengthening the region’s economic integration.

The new corporate name consolidates the identity by which the institution is internationally recognized by its clients, counterparties and shareholders, while reaffirming its commitment to innovation and the continuous transformation of its value proposition.

The change in corporate name does not imply any modification to the Bank’s operations, contractual obligations or outstanding securities. All rights and obligations of Banco Latinoamericano de Comercio Exterior, S.A. remain fully in force under the corporate name Bladex, Inc.

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing of its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries, commercial banks and financial institutions, and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Carlos Daniel Raad – Chief Investor Relations Officer
E-mail address: craad@bladex.com / ir@bladex.com. Tel.: (+507) 366-4925 ext. 7925
Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,
Panama, Republic of Panama